Mail Stop 3561

May 11, 2009

Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

>   **Re: VCG Holding Corp.**
>   **File No. 001-32208**
>   **Form 10-K: For the fiscal year ended December 31, 2008**

Dear Ms. Cowgill:

We have reviewed the above referenced filing and have the following comments. We believe you should file an amended Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Notes to the Consolidated Financial Statements, page 40

Note 2: Restatement of 2007 Annual Financial Statements and 2008 Quarterly Financial statements, page 40

1.   Please revise your filing to provide all of the disclosures required by paragraph 26 (a and b) of SFAS 154.

2.   In addition, please tell us and revise your filing to explain in greater detail the nature of the errors that caused goodwill to be overstated by $2.1 million, additional paid-in capital to be overstated by $1.2 million and other income to be overstated by $0.9 million. Refer to paragraph 26 of SFAS 154 for further guidance.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief